# HSBC SECURITIES (USA) INC.

**Statement of Financial Condition**

**December 31, 2018**



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholder of HSBC Securities (USA) Inc.

*Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

March 1, 2019

We have served as the Company's auditor since 2015.

---

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

## STATEMENT OF FINANCIAL CONDITION

|  | December 31, 2018 |
| --- | --- |
|  | **(in millions)** |
| *Assets* | |
| Cash | $ 81 |
| Cash segregated under federal and other regulations | 378 |
| Financial instruments owned, at fair value (includes $19,779 pledged as collateral, which the counterparty has the right to sell or repledge) | 21,002 |
| Securities purchased under agreements to resell (includes $1,329 at fair value) | 58,151 |
| Receivable under securities borrowing arrangements | 23,093 |
| Receivable from brokers, dealers, and clearing organizations | 1,381 |
| Receivable from customers | 510 |
| Goodwill | 11 |
| Other assets | 455 |
| *Total assets* | $ 105,062 |
| *Liabilities* | |
| Short-term borrowings | $ 957 |
| Financial instruments sold, not yet purchased, at fair value | 8,474 |
| Securities sold under agreements to repurchase (includes $4 at fair value) | 91,777 |
| Payable to brokers, dealers, and clearing organizations | 232 |
| Payable to customers | 1,523 |
| Accounts payable and accrued liabilities | 343 |
| *Total liabilities* | 103,306 |
| Liabilities subordinated to claims of general creditors | 975 |
| Common stock ($0.05 par value; 1,000 shares authorized; 25 shares issued and outstanding) | — |
| Capital in excess of par value | 2,282 |
| Accumulated deficit | (1,502) |
| Accumulated other comprehensive income (loss) | 1 |
| *Shareholder's equity* | 781 |
| *Total liabilities and shareholder's equity* | $ 105,062 |

The accompanying notes are an integral part of the statement of financial condition.

**NOTES TO STATEMENT OF FINANCIAL CONDITION**
 **(dollars in millions)**

## 1. Organization

HSBC Securities (USA) Inc. ("HSI") is a wholly owned subsidiary of HSBC Markets (USA) Inc. ("HMUS"), whose ultimate parent is HSBC Holdings plc ("HSBC"). HSI may also be referred to as "we," "us" or "our." We are an indirect wholly owned subsidiary of HSBC North America Holdings Inc. ("HNAH"), which is an indirect wholly owned subsidiary of HSBC. For purposes of this report, an affiliate is defined as a direct or indirect subsidiary of HSBC.

We are a registered broker‑dealer of securities under the Securities Exchange Act of 1934 and a registered Futures Commission Merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through HSI, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. We are engaged in underwriting, dealing, and brokering a full range of debt and equity securities and futures contracts. We are also a primary dealer in U.S. Government and government agency securities.

We are a member of the Financial Industry Regulatory Authority ("FINRA"), New York Stock Exchange ("NYSE"), CME Group Inc. ("CME"), Intercontinental Exchange ("ICE"), LCH.Clearnet Ltd ("LCH"), Securities Investor Protection Corporation ("SIPC"), and The Options Clearing Corporation ("OCC"). We are eligible to clear over-the-counter derivatives at the CME, ICE and LCH.

We self-clear for our business other than our retail brokerage business. We utilize Pershing LLC ("Pershing"), a non-affiliated broker‑dealer, as our clearing agent for retail securities brokerage transactions. Pershing carries the cash and margin accounts for our retail brokerage customers (both domestic and international) on a fully disclosed basis.

## 2. Summary of Significant Accounting Policies

***Basis of Presentation and Use of Estimates*** Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") which require the use of estimates by management. These estimates and underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates, including the fair value measurement of certain financial assets and financial liabilities, by their nature, are based on judgment and available information. Actual results could differ from those estimates.

***Cash*** Cash consists of amounts due from banks. These amounts may include balances that exceed the Federal Deposit Insurance Corporation (FDIC) limit.

***Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased*** Financial instruments owned and financial instruments sold, not yet purchased, including debt and equity securities and derivative transactions, are reported in the statement of financial condition on a trade date basis and are recorded at fair value. Refer to Note 5, "Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value" for further discussion on fair value measurements.

Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net in receivable from brokers, dealers, and clearing organizations on the statement of financial condition.

***Collateralized Financing Transactions*** Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at the amount of cash paid or received, plus accrued interest. We offset reverse repurchase and repurchase agreements with the same counterparty and same maturity date, which are subject to master netting arrangements, as permitted by U.S. GAAP. In connection with reverse repurchase agreements, it is our policy to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when the value of collateral received is less than the amount loaned. We have classified transactions involving securities purchased or sold under pre-arranged buy-sell or sell-buy transactions to be reverse repurchase agreements and repurchase agreements, respectively.

Receivables under securities borrowing arrangements ("securities borrowed") are treated as collateralized financing agreements and are recorded at the amount of cash paid, plus accrued interest. Securities borrowed transactions require us to deposit cash or other collateral with the lender. The market value of collateral subject to securities borrowed is regularly monitored and additional collateral is obtained or provided to ensure collateral coverage of these secured financing transactions.

***Fair Value Option*** The fair value option allows us to irrevocably elect fair value, on an instrument by instrument basis, as the initial and subsequent measurement attribute for most financial assets, financial liabilities, and unrecognized firm commitments. The guidance permits us to elect to measure certain eligible items at their initial recognition or upon occurrence of an event that gives rise to a new basis of accounting for those eligible items. We have elected to apply the fair value option to certain reverse

repurchase agreements, repurchase agreements and securities borrowed arrangements which are entered into as part of trading strategies, and for which the financing component is an integral part of the trading strategy. For further information on the fair value option related to secured financing transactions, see Note 8, "Collateralized Financing Activities."

***Goodwill***  Goodwill, representing the excess of the purchase price over the fair value of identifiable net assets acquired, results from business combinations. The goodwill balance of $11 million is not amortized, but is reviewed for impairment on an annual basis at the reporting unit level using a discounted cash flow approach. Goodwill is assessed for impairment annually or when events indicate a possible impairment, as required.

***Income Taxes*** We are included in HNAH's consolidated federal income tax return and in various combined state income tax returns. As such, we have entered into a tax allocation agreement with HNAH and its subsidiary entities (the "HNAH Group") included in the consolidated return which governs the current amount of taxes to be paid or received by the various entities included in the consolidated return filings. Generally, such agreements allocate taxes to members of the HNAH Group based on the calculation of tax on a separate return basis, adjusted for the utilization or limitation of credits of the consolidated group. To the extent all the tax attributes available cannot be utilized by the consolidated group, the proportionate share of the utilized attribute is allocated based on each affiliate's percentage of the available attribute computed in a manner that is consistent with the taxing jurisdiction's laws and regulations regarding the ordering of utilization. In addition, we file some separate company state tax returns.

We recognize deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for state tax credits and state net operating losses. Any Federal tax credits that cannot be currently utilized by the subsidiaries in the HNAH consolidated group are effectively transferred to HNAH and reflected within HNAH's deferred tax assets. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the deferred tax items are expected to be realized. If applicable, valuation allowances are recorded to reduce deferred tax assets to the amounts we conclude are more likely than not to be realized. Since we are included in HNAH's consolidated federal tax return and various combined state tax returns, the related evaluation of the recoverability of the deferred tax assets is performed at the HNAH consolidated level. We consider the HNAH Group's consolidated deferred tax assets and various sources of taxable income in reaching conclusions on recoverability of deferred tax assets. The HNAH Group evaluates deferred tax assets for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and any available carryback capacity. In evaluating the need for a valuation allowance, the HNAH Group estimates future taxable income based on management approved business plans. This process involves significant management judgment about assumptions that are subject to change from period to period.

Where a valuation allowance is determined to be necessary at the HNAH consolidated level, such allowance is allocated to principal subsidiaries within the HNAH Group in a manner that is systematic, rational and consistent with the broad principles of accounting for income taxes. The methodology generally allocates the valuation allowance to the principal subsidiaries based primarily on the entity's relative contribution to the HNAH Group's consolidated deferred tax asset against which the valuation allowance is being recorded.

Further evaluation is performed at the entity level to evaluate the need for a valuation allowance where we file separate company state income tax returns. Foreign taxes paid are applied as credits to reduce federal income taxes payable, to the extent that such credits can be utilized.

## 3.   *New Accounting Pronouncements*

The following new accounting pronouncements were adopted effective January 1, 2018:

***Recognition of Revenue from Contracts with Customers***  In May 2014, the FASB issued an Accounting Standards Update ("ASU") which provides a principles-based framework for revenue recognition. Additionally, the ASU requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The core principle of the five-step revenue recognition framework is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The scope of the new guidance is limited to certain revenues classified as fee based income. We did not identify any changes to our revenue recognition policies necessary in order to comply with the ASU. Therefore, the adoption of this guidance did not have any impact on our financial position**.**

***Financial Instruments - Classification and Measurement (Excluding Financial Liabilities Measured Under the Fair Value Option)*** In January 2016, the FASB issued an ASU which changes aspects of its guidance on classification and measurement of financial instruments. The ASU requires equity investments (except those accounted for under the equity method or those that result in consolidation) to be measured at fair value with changes in fair value recognized in net income. Under a practicability exception, entities may measure equity investments that do not have readily determinable fair values at cost adjusted for changes

in observable prices minus impairment. Under this exception, a qualitative assessment for impairment will be required and, if impairment exists, the carrying amount of the investments must be adjusted to their fair value and an impairment loss recognized in net income, prospectively. Additionally, the ASU requires new disclosure related to equity investments and modifies certain disclosure requirements related to the fair value of financial instruments. The adoption of this guidance as of January 1, 2018 did not have an impact on our financial position.

***Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments*** In August 2016, the FASB issued an ASU that provides targeted amendments to clarify how certain cash receipts and cash payments should be classified in the statement of cash flows. Under the ASU, the portion of the cash payments attributable to accreted interest for the settlement of zero-coupon bonds should be classified as cash outflows for operating activities rather than financing activities and cash proceeds from the settlement of bank-owned life insurance policies should be classified as cash inflows from investing activities rather than operating activities. While the adoption of this guidance resulted in a change in classification in the statement of cash flows, it did not have a material impact on the statement of cash flows, and no impact on our financial position.

***Statement of Cash Flows - Restricted Cash*** In November 2016, the FASB issued an ASU that clarifies how restricted cash and restricted cash equivalents should be presented in the statement of cash flows. The ASU requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The ASU is effective for all annual and interim periods beginning January 1, 2018. While the adoption of this guidance results in changes in classification in the statement of cash flows, it did not have any impact on our financial position.

The following are accounting pronouncements which will be adopted in the future periods:

***Financial Instruments Credit Impairment*** In June 2016, the FASB issued an ASU that significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The ASU requires entities to estimate and recognize an allowance for lifetime expected credit losses for loans, off-balance sheet credit exposures and certain other financial assets measured at amortized cost. The ASU allows for certain practical expedients to be elected in the measurement of expected credit losses, including financial assets secured by collateral that is subject to collateral maintenance provisions. Additionally, existing disclosures will also be revised under the ASU. The ASU is effective for all annual and interim periods beginning January 1, 2020 and is required to be applied by recording a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. While early adoption is permitted beginning in the first quarter of 2019, we have not elected early adoption.

The Company has begun its implementation efforts and is evaluating the potential impact of the guidance on its financial position.

***Leases*** In February 2016, the FASB issued an ASU which requires a lessee to recognize a lease liability and a right-of-use asset on its balance sheet for all leases, including operating leases, with a term greater than 12 months. Lease classification is still performed, with any lease classified as a finance lease reported as a financing transaction. The ASU does not substantially change lessor accounting. Additionally, the ASU makes several other targeted amendments including a) revising the definition of lease payments to include fixed payments by the lessee to cover lessor costs related to ownership of the underlying asset such as for property taxes or insurance; b) requiring seller-lessees in a sale-leaseback transaction to recognize the entire gain from the sale of the underlying asset at the time of sale rather than over the leaseback term; and c) expanding disclosures to provide quantitative and qualitative information about lease transactions. The ASU is effective for all annual and interim periods beginning January 1, 2019. The adoption of this guidance will not have an impact on our financial position or results of operations.

***Goodwill Impairment Testing*** In January 2017, the FASB issued an ASU that simplifies the accounting for goodwill impairment by removing step two of the goodwill impairment test. Under step two, an entity was required to determine the fair value of individual assets and liabilities of a reporting unit (including unrecognized assets and liabilities) using the procedure for determining fair values in a business combination. Under the new guidance, goodwill impairment will now be measured at the amount by which a reporting unit's carrying amount, including those with a zero or negative carrying amount, exceeds its fair value. Any resulting impairment is limited to the carrying amount of goodwill. An entity must also disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount. The ASU is effective for all annual and interim periods beginning January 1, 2020 and is required to be applied prospectively with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the results of our goodwill impairment testing, our financial position.

***Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement*** In August 2018, the FASB issued an ASU that eliminates, amends and adds certain disclosure requirements for fair value measurements. The ASU is effective for all annual and interim periods beginning January 1, 2020, with early adoption permitted. We elected to early adopt the new guidance related to the eliminated and amended disclosure requirements in 2018. We are currently evaluating the impact of adopting the remaining guidance in this ASU. While adoption of this guidance resulted in changes to our existing disclosures, it did not have any impact on our financial position.

There have been no additional accounting pronouncements issued that are expected to have or could have a material impact on our financial position.

## 4. *Cash and Restricted Cash*

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition.

|  | 12/31/2018 |
|---|---|
|  | (in millions) |
| Cash | $ 81 |
| Cash segregated under federal and other regulations | 378 |
| Total cash and restricted cash | $ 459 |

Restricted cash included in cash segregated under federal and other regulations on the consolidated statement of financial condition represents cash segregated or set aside to satisfy requirements under both the Commodity Exchange Act and Rule 15c3-3 of the SEC. This cash is held within a special reserve bank accounts for the exclusive benefit of customers.

## 5. *Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value*

Financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value at December 31, 2018, consisted of the following:

| December 31, 2018 | Financial Instruments Owned | Financial Instruments Sold, Not Yet Purchased |
|---|---|---|
|  | (in millions) | |
| U.S. government treasury notes, bonds, strips and zero coupon bonds | $ 18,629 | $ 7,732 |
| U.S. government agency securities | 405 | 83 |
| U.S. government treasury bills | 658 | 85 |
| Total U.S. government and government agency securities | 19,692 | 7,900 |
| Corporate debt | 856 | 572 |
| Asset-backed securities | 436 | — |
| Equities | 17 | 2 |
| Derivative financial instruments | 1 | — |
| Total | $ 21,002 | $ 8,474 |
| Financial instruments pledged | (19,779) | — |
| Obligation to return collateral | — | (7,037) |

***Derivative Financial Instruments*** In the normal course of business, we may enter into derivative transactions including financial futures contracts, exchange‑traded options, securities purchased or sold on a delayed delivery or forward basis, FX forwards and interest rate swaps. These derivative instruments are held for trading purposes and as economic hedges to manage our exposure to market, credit, and interest rate risks.

Our derivative instruments, executed through regulated exchanges and over the counter markets, at contract or notional amounts, together with their fair values at December 31, 2018, are presented in the following table.

| December 31, 2018 | Contractual/ Notional amount | Derivative Assets | | Derivative Liabilities | |
|---|---|---|---|---|---|
| | | Financial Statement Location | Fair Value | Financial Statement Location | Fair Value |
| | | (in millions) | | | |
| Interest rate derivatives: | | | | | |
| Futures ................................... | $ 66,014 | Financial instruments owned, at fair value | $ — | Financial instruments sold, not yet purchased, at fair value | $ — |
| Options ................................. | 9,500 | Financial instruments owned, at fair value | — | Financial instruments sold, not yet purchased, at fair value | — |
| Interest rate forwards | 9 | Financial instruments owned, at fair value | 1 | Financial instruments sold, not yet purchased, at fair value | — |
| FX forwards ............................... | 16 | Financial instruments owned, at fair value | — | Financial instruments sold, not yet purchased, at fair value | — |
| Total ........................................... | $ 75,539 | | $ 1 | | $ — |

***Fair Value Measurements and Hierarchy*** Accounting principles related to fair value measurements provide a framework for measuring fair value and focus on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the "Fair Value Framework"). The Fair Value Framework establishes a three‑tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 measurements include most Treasury bills, U.S. government and government agency securities (non-callable), and certain corporate debt.

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 measurements include government agency securities, certain corporate debt, asset-backed securities, reverse repurchase and repurchase agreements, certain equity securities and over-the-counter derivatives.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Level 3 measurements are mainly comprised of certain corporate debt.

In determining the appropriate measurement levels, we perform an analysis on the assets and liabilities at the end of each reporting period taking into consideration the valuation technique applied in determining fair value. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy upon review. The following table presents information about our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

| | Fair Value Measurement on Recurring Basis | | | |
|---|---|---|---|---|
| **December 31, 2018** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| | (in millions) | | | |
| **Assets:** | | | | |
| Securities purchased under agreements to resell.......... | $ — | $ 1,329 | $ — | $ 1,329 |
| Financial instruments owned: | | | | |
| U.S. government treasury notes, bonds, strips and zero coupon bonds ............................................... | 18,629 | — | — | 18,629 |
| U.S. government agency securities ......................... | 359 | 46 | — | 405 |
| U.S. government treasury bills ............................... | 658 | — | — | 658 |
| Corporate debt ...................................................... | 16 | 801 | 39 | 856 |
| Asset-backed securities ......................................... | — | 436 | — | 436 |
| Equities ................................................................. | — | 17 | — | 17 |
| Municipal securities............................................... | — | — | — | — |
| Financial instruments owned, excluding derivative assets............................................................... | 19,662 | 1,300 | 39 | 21,001 |
| Derivative assets.......................................................... | — | 1 | — | 1 |
| Other assets: | | | | |
| Equity securities [(1)]............................................... | $ 12 | $ — | $ — | $ 12 |
| Total......................................................................... | $ 19,674 | $ 2,630 | $ 39 | $ 22,343 |
| | | | | |
| **Liabilities:** | | | | |
| Securities sold under agreements to repurchase | $ — | $ 4 | $ — | $ 4 |
| Financial instruments sold, not yet purchased: | | | | |
| U.S. government treasury notes, bonds, strips and zero coupon bonds ............................................... | $ 7,731 | $ 1 | $ — | $ 7,732 |
| U.S. government agency securities ......................... | 71 | 12 | — | 83 |
| U.S. government treasury bills ............................... | 85 | — | — | 85 |
| Corporate debt ...................................................... | 44 | 528 | — | 572 |
| Equities ................................................................. | — | 2 | — | 2 |
| Financial instruments sold, not yet purchased, excluding derivative liabilities............................. | 7,931 | 543 | — | 8,474 |
| Derivative liabilities ..................................................... | — | — | — | — |
| Total......................................................................... | $ 7,931 | $ 547 | $ — | $ 8,478 |

(1) Consists of ICE and CME shares held to maintain clearing memberships.

During 2018, there was a $2 million transfer of a corporate bond out from Level 3 to Level 2 because inputs used to price the bond became more obervable. Transfers between leveling categories are recognized at the end of each reporting period.

***Valuation Techniques for Major Assets and Liabilities***

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

*Securities purchased and sold under resale and repurchase agreements designated under FVO* We elected to apply FVO accounting to certain securities purchased and sold under resale and repurchase agreements at fair value. The fair value of these resale and repurchase agreements is determined using market rates currently offered on comparable transactions with similar underlying collateral and maturities.

*Financial instruments owned and financial instruments sold, not yet purchased*

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities, where possible. For certain securities, internally developed valuation models are used to determine fair values or validate quotes obtained from pricing services. The following summarizes the valuation methodology used for our major security classes:

- U.S. government treasury securities - As these securities transact in an active market, fair value measurements are based on quoted prices for the identical security or quoted prices for similar securities with adjustments as necessary made using observable inputs which are market corroborated.

- U.S. government agency securities -- For government sponsored mortgage-backed securities which transact in an active market, fair value measurements are based on quoted prices for the identical security or quoted prices for similar securities with adjustments as necessary made using observable inputs which are market corroborated. For government sponsored mortgage-backed securities which do not transact in an active market, fair value is determined primarily based on pricing information obtained from pricing services and is verified by internal review processes.

- Asset-backed securities - Fair value is primarily determined based on pricing information obtained from independent pricing services adjusted for the characteristics and the performance of the underlying collateral.

- Corporate debt -- For non-callable corporate securities, a credit spread scale is created for each issuer. These spreads are then added to the equivalent maturity U.S. Treasury yield to determine current pricing. Credit spreads are obtained from the new market, secondary trading levels and dealer quotes. For securities with early redemption features, an option adjusted spread model is incorporated to adjust the spreads determined above. Additionally, we survey the broker/dealer community to obtain relevant trade data including benchmark quotes and updated spreads.

- Equity securities - Fair value measurements are primarily determined by dealer quotes.

The following table presents quantitative information about the unobservable inputs used to determine the recurring fair value measurements of assets classified as Level 3 fair value measurements at December 31, 2018.

| Financial instrument type | Fair Value | Valuation Technique(s) | Significant Unobservable Inputs | Range of Inputs |
|---|---|---|---|---|
| Corporate debt ............. | $ 39 | Market approach based on recent transaction prices | Bid quotes | $38-$76 |

***Additional Disclosures for the Purchase of Debt Securities of a Variable Interest Entity*** During 2017, we purchased and owned a significant portion of the debt issuances of an entity engaged in the telecommunications business (the "Entity"). After constructing a telecommunications network, the Entity leased the network to its affiliate. Payments from the affiliate for leasing the network were intended to repay interest and principal on the Entity's debt. The payments under the lease agreement and the debt securities are currently in default. We consider the Entity to be a variable interest entity ("VIE") since it does not have sufficient equity to finance its activities without additional subordinated financial support. However, we are not the primary beneficiary since we do not have power to direct the activities of the Entity that most significantly impact its economic performance, and therefore we have not consolidated the Entity. In November 2018 the Entity filed for bankruptcy. Our investment in the Entity is currently valued at $39 million, which is also our maximum exposure to loss as a result of our investments in the Entity. The investment is recorded in financial instruments owned, at fair value, in the statement of financial condition.

***Additional Disclosures for Financial Assets and Liabilities Not Carried at Fair Value*** Certain financial assets and liabilities that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature or repricing terms and generally negligible credit risk. The following table presents information on these financial instruments.

| | December 31, 2018 | | | | |
|---|---|---|---|---|---|
| | Carrying Value | Estimated Fair Value | Level 1 | Level 2 | Level 3 |
| | | | (in millions) | | |
| **Financial assets:** | | | | | |
| Cash | $ 81 | $ 81 | $ 81 | $ — | $ — |
| Cash segregated pursuant to federal and other regulations | 378 | 378 | 378 | — | — |
| Securities purchased under agreement to resell | 56,822 | 56,822 | — | 56,822 | — |
| Receivable under securities borrowing arrangements | 23,093 | 23,093 | — | 23,093 | — |
| Receivable from brokers, dealers, and clearing organizations | 1,381 | 1,381 | — | 1,381 | — |
| Receivable from customers | 510 | 510 | — | 510 | — |
| **Financial liabilities:** | | | | | |
| Short-term borrowings | 957 | 957 | — | 957 | — |
| Securities sold under agreements to repurchase | 91,773 | 91,773 | — | 91,773 | — |
| Payable to brokers, dealers, and clearing organizations | 232 | 232 | — | 232 | — |
| Payable to customers | 1,523 | 1,523 | — | 1,523 | — |
| Liabilities subordinated to the claims of general creditors | 975 | 979 | — | 979 | — |

## 6. *Receivable from and Payable to Brokers, Dealers, and Clearing Organizations*

The balances shown as receivable from and payable to brokers, dealers, and clearing organizations comprise the following:

| | December 31, 2018 |
|---|---|
| | (in millions) |
| **Receivable from:** | |
| Exchanges and clearing organizations | $ 731 |
| Securities transactions not yet settled, net | 371 |
| Fail to deliver | 164 |
| Other receivables from brokers and dealers | 115 |
| | $ 1,381 |
| **Payable to:** | |
| Fail to receive | 184 |
| Exchanges and clearing organizations | 5 |
| Other payables to brokers and dealers | 43 |
| | $ 232 |

## 7. *Receivable from and Payable to Customers*

The balances shown as receivable from and payable to customers comprise the following:

| | December 31, 2018 |
|---|---:|
| | (in millions) |
| **Receivable from:** | |
| Fail to deliver | $ 477 |
| Customer accounts | 33 |
| Total | $ 510 |
| **Payable to:** | |
| Customer accounts | $ 1,171 |
| Fail to receive | 352 |
| Total | $ 1,523 |

## 8. *Collateralized Financing Activities*

***Offsetting*** We account for transactions subject to reverse repurchase and repurchase agreements, and securities borrowing arrangements as collateralized financings, and those transactions executed with a single counterparty are presented net on the balance sheet, provided certain criteria are met that permit balance sheet offsetting under U.S. GAAP. Most transactions subject to these agreements do not meet those criteria and thus are not eligible for balance sheet offsetting. Collateral pledged and received consists of securities, and is not offset on the balance sheet against the related collateralized assets and liabilities.

The following table presents the gross reverse repurchase agreements, securities borrowing arrangements and repurchase agreements, and the related offsetting amount permitted under U.S. GAAP at December 31, 2018. The table also includes amounts related to financial instruments that are not permitted to be offset but would be eligible for offsetting to the extent that an event of default occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained. Remaining exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right. In some jurisdictions and for some counterparty types, the insolvency law for a particular counterparty type may be ambiguous. For example, this may be the case for certain government entities and U.S. pension plans.

| | Assets | | | | | |
|---|---|---|---|---|---|---|
| | **December 31, 2018** | | | | | |
| | | | | **Gross Amounts Not Offset** | | |
| **December 31, 2018** | **Gross Amounts Recognized** | **Gross Amounts Offset in Balance Sheet [1]** | **Net Amounts Presented in the Balance Sheet** | **Financial Instruments Received or Pledged[2]** | **Cash Collateral Received** | **Net Amount [3]** |
| | | | (in millions) | | | |
| Securities purchased under agreements to resell (enforceable)[4] | $ 69,110 | $ (35,345) | $ 33,765 | $ 33,751 | $ — | $ 14 |
| Securities purchased under agreements to resell (nonenforceable) | 24,386 | — | 24,386 | 24,377 | — | 9 |
| Receivables under securities borrowing arrangements (enforceable) | 11,940 | — | 11,940 | 11,781 | — | 159 |
| Receivables under securities borrowing arrangements (nonenforceable) | 11,153 | — | 11,153 | 10,926 | — | 227 |
| **Total** | $ 116,589 | $ (35,345) | $ 81,244 | $ 80,835 | $ — | $ 409 |

| | Liabilities | | | | | |
|---|---|---|---|---|---|---|
| | **December 31, 2018** | | | | | |
| | | | | **Gross Amounts Not Offset** | | |
| | **Gross Amounts Recognized** | **Gross Amounts Offset in Balance Sheet [1]** | **Net Amounts Presented in the Balance Sheet** | **Financial Instruments Received or Pledged[2]** | **Cash Collateral Received** | **Net Amount [3]** |
| | | | (in millions) | | | |
| Securities sold under agreements to repurchase (enforceable)[5] | $ 71,846 | $ (35,345) | $ 36,501 | $ 36,493 | $ — | $ 8 |
| Securities sold under agreements to repurchase (nonenforceable) | 55,276 | — | 55,276 | 55,275 | — | 1 |
| **Total** | $ 127,122 | $ (35,345) | $ 91,777 | $ 91,768 | $ — | $ 9 |

[1] Represents recognized amount of reverse repurchase and repurchase agreements with counterparties subject to legally enforceable netting that meet the applicable netting criteria as permitted by generally accepted accounting principles.

[2] Represents securities received or pledged to cover financing transaction exposures.

[3] Represents the amount of our exposure that is not collateralized/covered by pledged collateral.

[4] We have elected the fair value option for reverse repurchase agreements totaling $1,329 million.

[5] We have elected the fair value option for repurchase agreements totaling $4 million.

***Collateral Pledged In and Pledged Out Associated with Collateralized Financing Activities*** The following table provides the class of collateral pledged and remaining contractual maturity of repurchase agreements accounted for as secured borrowings as of December 31, 2018:

| | Overnight and Continuous | Up to 30 days | 30 to 90 days | Greater than 90 days | Total |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| U.S. government and government agencies | $ 79,615 | $ 39,378 | $ 2,237 | $ — | $ 121,230 |
| Corporate debt | 2,243 | 1,618 | 1,127 | 618 | 5,606 |
| Asset-backed securities | 282 | — | 4 | — | 286 |
| | $ 82,140 | $ 40,996 | $ 3,368 | $ 618 | $ 127,122 |

As part of our financing activities, we have also accepted collateral that we are permitted to sell or repledge, the fair value of which was $117,606 million as of December 31, 2018. Collateral in the amount of $117,230 million, has been sold or repledged. This is in excess amounts recorded in the statement of financial condition due to various netting arrangements.

## 9.   Other Assets

The composition of other assets at December 31, 2018 was as follows:

| | December 31, 2018 |
|---|---|
| | (in millions) |
| Accrued interest receivable | $ 275 |
| Fee receivable | 91 |
| Internally generated software, net | 61 |
| Clearing Organization and Exchange shares | 15 |
| Current and Deferred tax receivable | 5 |
| Prepaid expenses | 4 |
| Exchange memberships, at cost (market value $2) | 1 |
| Other | 3 |
| | $ 455 |

## 10.   Short-term Borrowings

Short‑term borrowings representing unsecured loans used to fund day-to-day operations, including the securities settlement process, are shown in the table below as of December 31, 2018:

| Credit provider | Expiry Date | Committed / Uncommitted | Line amount | | Drawn amount | | Undrawn amount |
|---|---|---|---|---|---|---|---|
| | | | (in thousands) | | | | |
| HSBC USA Inc. | 9/13/2019 | Uncommitted | $ | 400 | $ | 125 | $ | 275 |
| HSBC USA Inc. | 11/15/2019 | Uncommitted | | 2,500 | | 300 | 2,200 |
| HSBC USA Inc. | 7/15/2019 | Committed | | 1,000 | | 530 | 470 |
| HSBC USA Inc. | 11/15/2019 | Committed | | 1,000 | | — | 1,000 |
| HSBC USA Inc. | 11/15/2019 | Uncommitted | | 3,000 | | — | 3,000 |
| HSBC USA Inc. | 3/31/2019 | Committed | | 1,000 | | — | 1,000 |
| HSBC Bank (USA) N.A. | Intra-day | Uncommitted | | 2,000 | | — | 2,000 |
| | | Total | $ | 10,900 | $ | 955 | $ | 9,945 |

Short-term borrowings also include bank account balances in overdraft of $2 million at December 31, 2018.

In assessing current market conditions, we have determined that an adverse change has not occurred for line of credit arrangements that could require acceleration of repayment or termination of lines of credit.

## 11. *Related Party Transactions*

In the normal course of business, we enter into transactions with HSBC and its subsidiaries. These transactions include funding arrangements, derivative transactions, servicing arrangements, information technology support, centralized support services, banking, sales commissions and other miscellaneous services. The more significant related party balances included in the statement of financial condition.

|  | December 31, 2018 |
|---|---:|
|  | (in millions) |
| *Assets* | |
| Cash | $ 38 |
| Financial instruments owned, at fair value | 43 |
| Securities purchased under agreements to resell | 7,514 |
| Receivable under securities borrowing arrangements | 54 |
| Receivable from brokers, dealers, and clearing organizations | 607 |
| Receivable from customers | 274 |
| Other assets | 64 |
| *Liabilities* | |
| Short-term borrowings | $ 956 |
| Securities sold under agreements to repurchase | 3,737 |
| Payable to brokers, dealers, and clearing organizations | 55 |
| Payable to customers | 630 |
| Accounts payable and accrued liabilities | 55 |
| *Liabilities subordinated to claims of general creditors* | |
| Floating rate revolving subordinated $850 loan due December 19, 2023 at LIBOR plus 176 basis points; subordinated $125 loan due April 8, 2021 at LIBOR plus 330 basis points. | $ 975 |

*Funding and Derivative Related Arrangements with HSBC Affiliate* We have entered into revolving subordinated loan agreements with an affiliate. We have an $850 million revolving subordinated loan facility due December 19, 2023 with HSBC USA Inc. ("HUSI") at LIBOR plus 176 basis points. As of December 31, 2018, we have drawn $850 million from the facility. We also have a $500 million revolving subordinated loan facility due April 8, 2021 with HUSI at LIBOR plus 330 basis points. As of December 31, 2018, $125 million has been drawn from the total facility of $500 million.

The subordinated loans are covered by agreements approved by FINRA and CME and are therefore available in computing net capital under the Securities and Exchange Commission ("SEC")'s Uniform Net Capital Rule. To the extent that such borrowings are required for our continued compliance with minimum net capital requirements, they may not be repaid.

At December 31, 2018, we have entered into a FX forward with an affiliate with a notional value of $16 million, resulting in less than 1 million asset amount. We have also entered into interest rate forwards with affiliates with a notional value of $7 million. As part of our collateralized financing agreements, we have entered into reverse repurchase agreements and repurchase agreements with affiliates for carrying values of $7,514 million and $3,737 million, respectively.

### *12. Postretirement Benefits*

Our employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by HNAH. Our employees are covered under HNAH's noncontributory defined benefit pension plan and defined contribution pension plan. In addition, certain employees are covered under HNAH's welfare benefit plan providing retiree medical benefits. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). HNAH reserves the right to amend, suspend, or terminate the plans and the benefits provided to the extent permitted by law, in whole or in part, at any time and for any reason. There are no separate plans solely for our employees and, therefore, pension expenses and other postretirement employee benefits expenses for us are determined based on employee participation in the plans and are recorded through an intercompany charge from HNAH, which is cash settled monthly. The following is a discussion of HNAH's significant benefit plans.

***Pension Plan*** Certain employees are eligible to participate in the HNAH qualified defined benefit pension plan (the "Plan") which facilitates the development of a unified employee benefit policy and unified employee benefit plan administration for HSBC companies operating in the United States. Future benefit accruals for legacy participants under the final average pay formula and future contributions under the cash balance formula were previously discontinued and, as a result, the Plan is frozen.

The costs of the Pension Plan have been actuarially determined. We have not been allocated any portion of the Plan's net pension liability.

***Defined Contribution Plan*** We maintain a 401(k) plan covering substantially all employees. Employer contributions to the plan are based on employee contributions.

***Retiree Medical*** The HSBC - North America (U.S.) Retiree Health Plan ("Retiree Health Plan") is an employee welfare benefit plan sponsored by HNAH. Certain employees who were hired before January 1, 1993 are eligible to participate in the Retiree Health Plan. Employees hired or rehired by us on or after January 1, 1993 are not eligible for retiree medical benefits.

## 13. Stock Purchase Plan and Restricted Share Plan

Certain employees participate in HSBC's long-term stock-based incentive plans, which provide for grants of common stock-based awards, and restricted share units ("RSUs") described below. There are no separate plans solely for our employees.

***Employee Stock Purchase Plan*** The HSBC International Employee Share Purchase Plan (the "HSBC ShareMatch Plan") allows eligible employees to purchase HSBC shares with a maximum monthly contribution of $320 in 2018. For every three shares purchased under the HSBC ShareMatch Plan (the "Investment Share") the employee is awarded an additional share at no charge (the "Matching Share"). The Investment Share is fully vested at the time of purchase while the Matching Share vests at the end of three years contingent upon continuing employment with the HSBC Group.

***Restricted Share Plan*** Under the HSBC Group Share Plan, share-based awards have been granted to key employees typically in the form of restricted share units. These shares have been granted subject to either time-based vesting or performance based vesting, typically over three to five years. Annual awards to employees are generally subject to three-year time-based graded vesting. We also issue a small number of off-cycle grants each year, primarily for reasons related to recruitment of new employees.

## 14. Income Taxes

In December 2017, the Tax Cuts and Jobs Act ("Tax Legislation") was enacted which reduced the Federal corporate income tax rate from 35 percent to 21 percent effective January 1, 2018. The Tax Legislation also contained other complex provisions, such as the Base Erosion and Anti-Abuse Tax ("BEAT"), which may have a material impact in future periods on income tax expense and taxes payable for the HSBC North America consolidated tax group, of which we are a member. In December 2018, the Internal Revenue Service and the Treasury Department issued proposed regulations (the "Proposed Regulations") related to the BEAT, which provide guidance and clarify some of the key aspects of this tax which were not addressed in the Tax Legislation. Based on our current interpretation of the Tax Legislation and the Proposed Regulations, the HSBC North America consolidated tax group is not expected to be subject to the BEAT in 2018. We continue to evaluate the BEAT provisions, including the Proposed Regulations and their potential impact, which remains uncertain and will depend upon the issuance of final treasury regulations, actions HSBC North America or its affiliates may take as a result of the Tax Legislation and the future earnings of HMUS and other subsidiaries of HSBC North America. Although our analysis is ongoing and could change depending upon the factors discussed above, we currently do not anticipate a material impact on our financial position from the BEAT.

Under the income tax allocation agreement with HMUS, our U.S. federal, state and local income taxes are provided on a separate entity basis. We have a $3 million current income tax receivable, net from HMUS at December 31, 2018.

Pursuant to the agreement with HMUS, the tax effects of temporary differences are included in intercompany tax settlements with HMUS. We periodically settle these amounts, and currently have a $2 million deferred income tax receivable from HMUS at December 31, 2018. In absence of such an agreement, we would have reported net deferred income tax assets of $278 million at December 31, 2018, as follows:

| | December 31, 2018 |
|---|---|
| | (in millions) |
| Deferred tax asset: | |
| Net operating loss carryforward, Federal and State | $ 66 |
| New York State subtraction | 191 |
| Deferred compensation | 35 |
| Other | 3 |
| Gross deferred tax asset | 295 |
| Valuation allowance | (17) |
| Deferred tax assets, net of valuation allowance | 278 |
| Deferred tax liabilities: | |
| Net deferred tax assets | 278 |
| Intercompany tax settlements | 276 |
| Net deferred tax asset (liability) after settlements | $ 2 |

We remain subject to examination for federal income tax returns for 2015 and forward as well as state and local income tax examinations for years 2008 and forward. We are currently under audit by various state and local tax jurisdictions. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law and the closing of statute of limitations. Such adjustments are reflected in the tax provision.

As of December 31, 2018, for federal tax purposes, we have separate return net operating loss carry forwards of $80 million, of which $77 million expire in 2022, $3 million expire in 2023.

It is our policy to recognize accrued interest related to unrecognized tax positions. We did not have any unrecognized tax benefits at December 31, 2018.

## 15. *Commitments and Contingent Liabilities*

**Guarantees** In the normal course of business, we provide guarantees to securities clearing organizations, exchanges and central clearing counterparties. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearing organizations, exchanges and central clearing counterparties often require members to post collateral. Our obligation under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such agreements is deemed remote.

**Commitments** We have entered into forward starting reverse repurchase agreements and repurchase agreements that are primarily secured by collateral from U.S. government agency securities and other sovereign government obligations. At December 31, 2018, we had committed to enter reverse repurchase agreements and repurchase agreements of $1,076 million and $769 million, respectively. All contracts expire either before or on February 7, 2019.

**Leases** At December 31, 2018, we were obligated under two lease agreements with two affiliated entities relating to property used for office space and business purposes.These lease agreements expired on December 31, 2018 and have been renewed for one year which will expire on December 31, 2019.

## 16. **Litigation and Regulatory Matters**

In addition to the matters described below, in the ordinary course of business, we are routinely named as a defendant in, or as party to, various legal actions and proceedings relating to activities of our current and/or former operations. These legal actions and proceedings may include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief. In the ordinary course of business, we also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. In connection with formal and informal inquiries by these regulators, we receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of our regulated activities.

In view of the inherent unpredictability of legal matters, including litigation, governmental and regulatory matters, particularly where the damages sought are substantial or indeterminate or when the proceedings or investigations are in the early stages, we cannot determine with any degree of certainty the timing or ultimate resolution of such matters or the eventual loss, fines, penalties or business impact, if any, that may result. We establish reserves for litigation, governmental and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Once established, reserves are adjusted from time to time, as appropriate, in light of additional information. The actual costs of resolving litigation, governmental and regulatory matters, however, may be substantially higher than the amounts reserved for those matters.

Based on the facts currently known, in respect of each of the below investigations, it is not practicable at this time for us to determine the terms on which these ongoing investigations will be resolved or the timing of such resolution or for us to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could have a material adverse effect on our financial statements in any particular period.

*Credit Default Swap Matters*

In June 2017, an action was filed by TeraExchange, LLC ("Tera"), a swaps execution facility, as well as its affiliates, against more than two dozen financial institutions, including HSBC, HSBC Bank plc, HSBC Bank USA ("HBUS") and HSI, alleging violations of federal and state antitrust laws, and breaches of common law, arising out of an alleged conspiracy among the defendants to boycott Tera from the credit default swap trading market. Defendants filed a motion to dismiss in September 2017 and we await a decision.

*In re Commodity Exchange Inc., Gold Futures and Options Trading Litigation (Gold Fix Litigation)*

Since 2014, numerous putative class actions have been filed in the U.S. District Court for the Southern District of New York and the Northern District of California naming as defendants HSBC, HSBC Bank plc, HBUS and HSI, in addition to other members of the London Gold Fix. The complaints allege that from January 2004 through June 2013, defendants conspired to manipulate the price of gold and gold derivatives during the afternoon London Gold Fix in order to reap profits on proprietary trades. The actions have been transferred to and centralized in the U.S. District Court for the Southern District of New York. Plaintiffs filed consolidated amended complaints in 2014 and early 2015.

Defendants filed a motion to dismiss the second amended consolidated complaint in April 2015, and the motion was granted in part and denied in part in October 2016. Plaintiffs were granted leave to file a third amended complaint in June 2017 that names a new defendant. The court has denied the pre-existing defendants' request to move to dismiss the third amended complaint. In July 2018, the court granted the motion to dismiss filed by the newly added non-HSBC defendant.

Given that the third party amended complaint does not name HSI as a defendant, this matter will no longer be reported.

*In re London Silver Fixing, Ltd. Antitrust Litigation (Silver Fix Litigation)*

In 2014, putative class actions were filed in the U.S. District Court for the Southern and Eastern Districts of New York naming HSBC, HSBC Bank plc, HBUS and the other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 through December 2013, defendants conspired to manipulate the price of physical silver and silver derivatives for their collective benefit in violation of the U.S. Commodity Exchange Act and U.S. antitrust laws. The actions have been transferred to and centralized in the U.S. District Court for the Southern District of New York. Plaintiffs filed consolidated and amended complaints in January and April 2015. Defendants filed a motion to dismiss the second amended consolidated complaint in May 2015, and the motion was granted in part and denied in part in October 2016.

In June 2017, the court granted plaintiffs' leave to file a third amended complaint. The third amended complaint names several new defendants. The court has denied the pre-existing defendants' request for leave to file a motion to dismiss. In July 2018, the court granted the motion to dismiss filed by the newly added non-HSBC defendants.

Given that the third party amended complaint does not name HSI as a defendant, this matter will no longer be reported.

*Canada Precious Metals Litigation*

Beginning in December 2015, HSBC, HSBC Bank plc, HSBC USA , HSI, HSBC Bank Canada and HSBC Securities Canada have been named, along with other institutions, in several putative class actions filed in the Superior Courts of Justice in the Provinces of Ontario and Quebec, Canada. The claim alleges, among other things, that defendants conspired to manipulate the prices of gold and silver derivatives. These claims include: (1) *DiFilippo and Caron v. The Bank of Nova Scotia, et al.* (Superior Court of Justice, Ontario Province) (Gold Fix); (2) *DiFilippo and Caron v. The Bank of Nova Scotia, et al.* (Superior Court of Justice, Ontario Province) (Silver Fix); (3) *Benoit v. Bank of Nova Scotia, et al.* (Superior Court of Justice, Quebec Province); and (4) *Ayas v. La Banque de Nouvelle-Ecosse, et. al*. (Superior Court of Justice, Quebec Province). These actions are at an early stage.

*Supranational, Sovereign and Agency ("SSA") Bonds*

In April 2017, HSBC, HSBC Bank plc, HBUS and HSI, among other institutions, were named as defendants in a putative class action complaint alleging a conspiracy to manipulate the market for U.S. dollar-denominated SSA bonds between 2005 and 2007 in violation of the federal antitrust laws. Defendants have moved to dismiss. In November 2017, plaintiffs filed a consolidated and amended complaint that dropped HSBC and HBUS as defendants. The remaining HSBC defendants, HSBC Bank plc and HSI, agreed to settle the dispute in December 2018. No portion of the settlement will be paid by HSI. Plaintiffs filed a motion seeking preliminary approval of the settlement in January 2019.

In February 2019 plaintiff Zach Stachon, on behalf of a class of indirect purchasers, filed an action in the U.S. District Court for the Southern District of New York, against more than two dozen financial institutions, including HSBC Bank plc and HSI, alleging violations of state antitrust laws and breaches of common law arising out of an alleged conspiracy among the defendants to fix prices and restrain competition in the USD supranational, sovereign and agency (SSA) bond market. This matter is at an early stage.

Beginning in November 2017, various HSBC companies, including HSI, and other financial institutions were named as defendants in putative class actions issued in the Superior Court and Federal Court in Canada alleging that the defendants conspired to manipulate the market for SSA bonds between January 2005 and December 2015 in violation of Canadian civil anti-trust law. The Superior Court action has now lapsed and will not proceed unless a motion to extend the time for service is successfully filed. The Federal Court action will proceed.

*Mortgage Securitization Matters*

Participants in the U.S. mortgage securitization market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the U.S. mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitizations, and at particular participants within these groups. We previously participated in residential loan securitization activities as an underwriter. From 2005 to 2007, we acted as underwriter for approximately $34 billion of securities issued by affiliates, and we also acted as underwriter for $42 billion of securities issued by third-parties. As an underwriter, our risks primarily relate to misrepresentations or omissions in the offering documents and other client communications.

We have been named as a defendant in a number of actions in our role as underwriter of residential mortgage-backed securities ("RMBS"), which generally allege that the offering documents for securities issued by securitization trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. As an underwriter of securities issued by affiliates, we may be entitled to indemnification by our affiliates. Those affiliates may, in turn, be entitled to indemnification as well. Additionally, as an underwriter of securities issued by third-parties, we may be entitled to indemnification by the issuer of the security. While these indemnities were intended to protect us from exposure to liability, it is possible that the enforceability of these indemnities may be challenged, or that collection of indemnity payments may be impaired due to the financial condition of the indemnifying party. In cases where we are named as a defendant along with our affiliates, we expect to allocate any potential judgment or other potential payment in connection with these matters among the various HSBC entities with potential exposure. These actions include *Federal Deposit Insurance Corporation as receiver for Citizens National Bank, v. Bear Stearns Asset Backed Securities I, LLC, et al.*, (12-CV-4000) and *Federal Deposit Insurance Corporation, as receiver for Colonial Bank v. Chase Mortgage Finance Corp., et al.*, (12-CV-6166). At this time we are unable to reasonably estimate the liability, if any, that might arise as a result of these actions.

Since 2010, various HSBC entities have received subpoenas and requests for information from the Department of Justice ("DOJ") and the Massachusetts State Attorney General seeking the production of documents and information regarding HSBC's involvement in certain RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. In October 2018, HSBC North America reached a definitive agreement to resolve the DOJ's investigation of its legacy securitization, issuance and underwriting of RMBS issued between 2005 and 2007. HSBC North America paid a $765 million civil monetary penalty to resolve the investigation, of which $80.3 million was paid by HSI.

Separately, HNAH and certain subsidiaries, including HSI, have resolved the Massachusetts State Attorney General's civil investigation of their legacy RMBS origination and securitization activities. The settlement required HNAH to pay $26.8 million to the Attorney General, $1.34 million of which was paid by HSI.

*U.S. Treasury Related Investigation*

The DOJ has requested information from us and reportedly other primary dealers regarding U.S. Treasury securities trading practices. We are cooperating with this ongoing investigation.

*Benchmark Rate Litigation*

HSBC, HSBC Bank plc, HNAH, HSBC Bank Canada and HSI have been named as defendants, among others, in a putative class action brought in the U.S. District Court for the Southern District of New York on behalf of U.S. persons who transacted in derivative products linked to the Canadian Dealer Offered Rate ("CDOR") between August 2007 and June 2014. The complaint, encaptioned *Fire & Police Association of Colorado v. Bank of Montreal, et al*, alleges that the defendants colluded to fix the price of the CDOR in order to benefit the positions held by the panel banks' derivatives traders and that by suppressing CDOR, the defendants undermined plaintiff's trading positions in CDOR-linked derivatives. The defendants are accused of violating the Sherman Anti-trust Act, the Racketeer Influenced and Corrupt Organizations Act ("RICO"), the Commodity Exchange Act ("CEA"), and various civil claims. In July 2018, defendants filed a motion to dismiss and we await a decision.

Intercontinental Exchange ('ICE') Libor: In January 2019, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York on behalf of persons who purchased over the counter instruments paying interest indexed

to ICE Libor from a panel bank against HSBC Bank plc, HSBC Bank USA, HSBC North America, HSBC USA and HSI, as well as other panel banks, alleging a conspiracy to depress USD ICE Libor from February 2014 (when ICE began administration of Libor) to the present. The complaint alleges, among other things, misconduct related to the suppression of the benchmark rate in violation of US antitrust and state law. (*Putnam Bank v. Intercontinental Exchange, Inc., et al*. (Case No. 19-cv-00439).

*Mexican Government Bond Litigation*

HSBC, HSBC Bank plc, HNAH, HBUS, HMUS, HSI, as well as non-US HSBC affiliates, have been named as defendants, among others, in a putative class action brought in the U.S. District Court for the Southern District of New York in March 2018 relating to the Mexican government bond ("MGB") market (*Oklahoma Firefighters Pension & Retirement System, et al. v. Banco Santander S.A., et al.)*. The action alleges that defendants conspired to fix MGB prices between January 2006 and April 2017 in violation of federal antitrust laws. In July 2018, plaintiffs filed an amended consolidated complaint. Defendants filed motions to dismiss in September 2018.

*U.S. Investment Adviser Investigation*

The U.S. Securities and Exchange Commission ("SEC") has requested certain information from us concerning the activities of our investment adviser and its related disclosures. We are cooperating with the ongoing investigation.

## 17. Risk Management

***Financial Instruments with Off‑Balance‑Sheet Risk*** In the normal course of business, our customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose us to off‑balance‑sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and we have to purchase or sell the financial instrument underlying the contract at a loss.

As part of our financing and securities settlement activities, we use securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

***Concentrations of Market Risk*** In the normal course of our operations, we enter into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities positions that result from market-making. The potential for changes in the market value of our trading positions is referred to as market risk. All of our inventory positions are marked-to-market. We monitor and manage our market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies.

Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable from and payable to brokers, dealers, and clearing organizations.

***Concentrations of Credit Risk*** Credit risk is measured by the loss that we would record if our counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms, and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. We have established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

We regularly transact business with, and own securities issued by, a range of corporations, governments and agencies, and other financial institutions. We also enter into collateralized financing agreements in which we extend short‑term credit, primarily to major financial institutions, including major U.S. and non‑U.S. commercial banks, investment banks, and affiliates.

We control access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government and government agencies. The value and adequacy of the collateral are continually monitored. Our policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with our custodian.

***Liquidity Risk*** Liquidity risk is the risk that an institution will be unable to meet its obligations as they become due or fund its activities because of an inability to liquidate assets or obtain adequate funding. We continuously monitor the impact of market events on liquidity positions. As discussed in Note 9, "Related Party Transactions," we do obtain some liquidity support through borrowing arrangements with our affiliates.

***Operational Risk Management*** Operational risk results from inadequate or failed internal processes, people and systems or from external events, including legal risk. Operational risk is relevant to every aspect of our business and covers a wide spectrum of risks.

***Compliance Risk Management*** Compliance risk is the risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice. It is a composite risk that can result in regulatory sanctions, financial penalties, litigation exposure and loss of reputation. Compliance risk is inherent throughout the organization.

## 18. Net Capital Requirements

We are subject to the Uniform Net Capital Rule (15c3‑1) of the SEC, Regulation 1.17 of the CFTC, and the capital rules of the FINRA. We have elected to use the alternative method, permitted by Rule 15c3‑1, which requires that we maintain a minimum net capital, equal to the 2 percent of aggregate debit balances arising from customer transactions, as defined. In addition, under the CFTC regulations, we are required to maintain a minimum net capital in an amount equal to the greater of $1 million or 8 percent of total risk margin in noncustomer accounts plus 8 percent of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2018, our net capital was $1,114 million, which was 188.14 percent of aggregate debit balances, and $831 million in excess of our required net capital of $283 million.

We are also subject to the customer protection SEC Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2018, qualified securities segregated in a special reserve account for the exclusive benefit of customers was $269 million. The qualified securities were received from securities purchased under agreements to resell on the statement of financial condition.

## 19. Subsequent Events

We have evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through March 1, 2019, the date of issuance of the statement of financial condition, and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.